UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 7, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39
1043 GL Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item

1.	Press release

2.	AVG Technologies N.V. unaudited condensed consolidated interim financial statements as of September 30, 2013

Item 1

AVG Reports Third Quarter Financial Results

Posts Revenue of $100.1 million,
non-GAAP diluted EPS of $0.52 and GAAP diluted EPS of $0.09

AMSTERDAM, November 7, 2013 -- AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 172 million active users, today reported results for the third quarter ended September 30, 2013.

Revenue for the third quarter of 2013 was $100.1 million, compared with $95.3 million in the third quarter of 2012.

Non-GAAP net income for the third quarter of 2013 was $28.8 million, or $0.52 per diluted ordinary share.  This compares with non-GAAP net income of $23.4 million, or $0.43 per diluted ordinary share, for the same period of the prior year1.

GAAP net income for the third quarter of 2013 was $4.8 million, or $0.09 per diluted ordinary share.  This compares with net income of $19.0 million, or $0.35 per diluted ordinary share in the prior year’s third quarter.  In the third quarter of 2013, AVG incurred a $11.3 million non-cash tax charge as the results of an internal group restructuring completed in the quarter, which equates to a $0.21 per share reduction in GAAP EPS and a non-cash tax credit of $1.6 million, a $0.03 per share benefit to non-GAAP EPS.

Non-GAAP unlevered free cash flow was $21.4 million for the quarter, compared with $26.8 million for the same period in the prior year.  Operating cash flow was $24.8 million for quarter, compared with $24.9 million for the third quarter last year.  At September 30, 2013, deferred revenue was $189.5 million and net cash was $15.8 million.

"I am encouraged with the base we are building as we refine our focus and expand our ability to deliver privacy, protection and performance solutions for the next wave of Internet users around the world,” commented Gary Kovacs, CEO of AVG Technologies.  “In the third quarter, active user count increased substantially to 172 million, with mobile users reaching 57 million alone.  We were also able to translate 5% revenue growth into 23% net income growth as we focused on optimizing for our core businesses.”

“I remain excited by the opportunities ahead of us as the Internet continues to grow in each of our lives," concluded Kovacs.

1 Non-GAAP results for the third quarter of 2013 exclude $2.5 million in share based compensation expense, $3.4 million in acquisition amortization and $4.0 million in restructuring, legal and other charges, together with a $14.2 million adjustment to normalize to a tax rate of 12.5 percent, as described in the Reconciliation of GAAP measures to non-GAAP measures.  The effect of changing from a 14 percent normalized tax rate to 12.5 percent in the third quarter was to increase non-GAAP net income by $1.6 million and non-GAAP diluted EPS by $0.03, of which $1.1 million and $0.02, respectively, related to the first two quarters.

Financial Outlook

Based on information available as of November 7, 2013, AVG is updating its outlook for fiscal 2013 as follows:

•	Revenue is expected to be in the range of $398 million to $402 million.

•	Non-GAAP adjusted net income is expected to be in the range of $111 million to $113 million; non-GAAP diluted EPS is expected to be in the range of $2.01 to $2.06.

•	GAAP net income is expected to be in the range of $62 million to $64 million; GAAP diluted EPS is expected to be in the range of $1.12 to $1.16.

•	Operating cash flow is expected to be in the range of $140 million to $146 million; non-GAAP unlevered free cash flow is expected to be in the range of $130 million to $136 million.

Similarly, AVG is providing the following financial outlook for the fourth quarter of 2013:

•	Revenue is expected to be in the range of $93 million to $97 million.

•	Non-GAAP adjusted net income is expected to be in the range of $21 million to $23 million; non-GAAP diluted EPS is expected to be in the range of $0.37 to $0.42.

•	GAAP adjusted net income is expected to be in the range of $11 million to $13 million; GAAP diluted EPS is expected to be in the range of $0.19 to $0.23.

AVG’s expectation of non-GAAP adjusted net income for the fourth quarter of 2013 and fiscal year 2013 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5 percent.  For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 55 million weighted-average diluted ordinary shares outstanding for the fourth quarter and for the full year.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its third quarter 2013 financial results, business highlights and outlook.  The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-1428 (United States and Canada) or +1 (480) 629-9665 (International).

A replay of the webcast can be accessed via http://investors.avg.com.  Additionally, an audio replay of the conference call will be available through November 14, 2013 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), conference passcode required: 4645850#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted ordinary share and non-GAAP unlevered free cash flow.  The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States.  In particular, adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow should not be considered as measurements of the Company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the Company’s liquidity.  Adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP.  Some of the limitations of adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow as financial measures are:

•
they do not reflect the Company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of unlevered free cash flow, they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•
although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the Company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook.  AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”.  All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three months ending December 31, 2013 and/or the fiscal year ending December 31, 2013 and/or future periods, as well as those relating to the future prospects of AVG.  Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: voting results at the Company’s general meetings of shareholders; changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company’s active users; the effects of changes in the applicable search guidelines of our search partners, including the Company’s and its competitors’ responses to these changes; the termination of or changes to the Company’s relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the anticipated costs and benefits of the Company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services.  Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F.  The Company's results of operations for the third quarter ended September 30, 2013 are not necessarily indicative of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com.  Information on the AVG website is not part of this release.  All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 172 million active users as of September 30, 2013 and offers a protection, performance and privacy products and services suite to consumers and small businesses including Internet security, performance optimization, mobile security, online backup, identity protection and family safety software.  www.avg.com

Contact:
Erica Abrams, The Blueshirt Group for AVG
+1 (415) 217-5864
erica@blueshirtgroup.com

AVG Technologies N.V.
Unaudited condensed consolidated balance sheets
(in thousands of U.S. dollars)

	December 31, 2012	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$54,937
Restricted cash	514	797
Trade accounts receivable, net	32,664	30,194
Inventories	702	1,002
Deferred income taxes	24,361	18,828
Prepaid expenses	5,080	6,290
Other current assets	6,684	7,177
Total current assets	121,895	119,225
Property and equipment, net	14,594	16,238
Deferred income taxes	53,805	43,087
Intangible assets, net	41,207	63,269
Goodwill	81,276	86,497
Investment in equity affiliate	-	-
Investments	9,750	160
Other assets	939	6,027
Total assets	$323,466	$334,503

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$10,638
Accrued compensation and benefits	21,575	20,041
Accrued expenses and other current liabilities	28,787	36,342
Current portion of long-term debt	12,226	4,167
Income taxes payable	3,343	5,816
Deferred tax liabilities	1,091	86
Deferred revenue	148,308	157,495
Total current liabilities	224,087	234,585
Long-term debt, less current portion	85,005	35,000
Deferred revenue, less current portion	32,848	32,019
Deferred tax liabilities	-	816
Other non-current liabilities	4,096	6,839
Total liabilities	346,036	309,259
Ordinary shares	722	727
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(129,004)
Treasury shares	(3,826)	(7,351)
Accumulated other comprehensive loss	(4,090)	(5,068)
Retained earnings	115,056	165,940
Total shareholders' (deficit) equity	(22,570)	25,244
Total liabilities and shareholders' (deficit) equity	$323,466	$334,503

AVG Technologies N.V.
Unaudited condensed consolidated interim statements of comprehensive income
(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Revenue:
Subscription	$49,226	$65,998	$143,210	$183,577
Platform-derived	46,027	34,106	117,551	121,634
Total revenue	95,253	100,104	260,761	305,211
Cost of revenue:
Subscription	(5,794)	(7,660)	(19,597)	(21,309)
Platform-derived	(9,548)	(12,345)	(20,214)	(28,559)
Total cost of revenue	(15,342)	(20,005)	(39,811)	(49,868)
Gross profit	79,911	80,099	220,950	255,343
Operating expenses:
Research and development	(11,833)	(15,072)	(38,981)	(43,863)
Sales and marketing	(22,298)	(25,002)	(63,710)	(71,568)
General and administrative	(16,784)	(17,645)	(48,588)	(53,418)
Total operating expenses	(50,915)	(57,719)	(151,279)	(168,849)
Operating income	28,996	22,380	69,671	86,494
Other expense, net	(6,383)	(556)	(17,732)	(7,154)
Income before income taxes and loss from investment in equity affiliate	22,613	21,824	51,939	79,340
Income tax (provision) benefit	(3,581)	(17,072)	(10,845)	(28,456)
Loss from investment in equity affiliate	(69)	-	(178)	-
Net income	$18,963	$4,752	$40,916	$50,884
Comprehensive income	$19,686	$3,846	$42,111	$49,906

Earnings per share:
Net income	$18,963	$4,752	$40,916	$50,884
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders - basic	$18,963	$4,752	$40,163	$50,884
Net income available to ordinary shareholders - diluted	$18,963	$4,752	$40,916	$50,884
Earnings per ordinary share – basic	$0.35	$0.09	$0.77	$0.94
Earnings per ordinary share – diluted	$0.35	$0.09	$0.75	$0.93
Weighted-average shares outstanding – basic	54,232,743	54,568,035	51,850,912	54,362,375
Weighted-average shares outstanding – diluted	54,710,323	55,140,477	54,231,072	54,907,175

AVG Technologies N.V.
Unaudited condensed consolidated interim statements of cash flows
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
OPERATING ACTIVITIES:
Net income	$18,963	$4,752	$40,916	$50,884
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,279	6,712	12,652	17,173
Share-based compensation	2,727	2,494	10,753	7,720
Deferred income taxes	2,122	14,736	3,487	15,302
Change in the fair value of contingent consideration liabilities	(600)	159	(332)	1,146
Amortization of financing costs and loan discount	2,179	203	3,512	4,048
Loss from investment in equity affiliate	69	-	178	-
Loss (gain) on sale of property and equipment	(9)	(52)	(50)	(128)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(5,345)	(3,394)	(8,629)	3,147
Inventories	(271)	(498)	(42)	(300)
Accounts payable and accrued liabilities	1,577	7,603	8,089	8,821
Accrued compensation and benefits	(1,983)	760	488	(1,822)
Deferred revenue	3,272	(2,887)	9,540	6,999
Income taxes payable	(1,850)	(1,704)	(803)	2,401
Other assets	(257)	(1,131)	(1,468)	(565)
Other liabilities	54	(2,927)	(184)	(2,571)
Net cash provided by operating activities	24,927	24,826	78,107	112,255
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(1,572)	(4,640)	(10,264)	(12,461)
Proceeds from sale of property and equipment	9	59	83	187
Cash payments for acquisitions, net of cash acquired	(500)	(1,491)	(4,447)	(27,686)
Purchase of investment of debt securities	-	(160)	-	(160)
Proceeds from sale of investment	-	-	-	9,750
Decrease (increase) in restricted cash	34	(30)	(527)	(4,617)
Net cash used in investing activities	(2,029)	(6,262)	(15,155)	(34,987)
FINANCING ACTIVITIES:
Payment of contingent consideration	(11,240)	(173)	(11,240)	(398)
Payment of deferred purchase consideration	-	-	(1,900)	-
Proceeds of credit agreement	-	-	-	75,000
Debt issuance costs	-	(236)	-	(1,010)
Repayments of principal on current credit agreement	-	(27,500)	-	(35,833)
Repayments of principal on former credit facility	(46,675)	-	(76,050)	(100,863)
Proceeds from issuance of ordinary shares	-	-	64,000	-
Share issuance costs	(262)	-	(8,302)	-
Dividends paid	-	-	(2,555)	-
Excess tax benefit	674	-	674	-
Proceeds from exercise of share options	-	6,309	347	8,217
Repurchases of share rights and options from employees	(114)	-	(1,022)	(2,906)
Repurchase of own shares	(3,869)	(15,077)	(3,869)	(16,586)
Net cash provided by (used in) financing activities	(61,486)	(36,677)	(39,917)	(74,379)
Effect of exchange rate fluctuations on cash and cash equivalents	1,566	1,338	2,928	158
Change in cash and cash equivalents	(37,022)	(16,775)	25,963	3,047
Beginning cash and cash equivalents	123,725	71,712	60,740	51,890
Ending cash and cash equivalents	$86,703	$54,937	$86,703	$54,937
Supplemental cash flow disclosures:
Income taxes paid	$(3,440)	$(4,744)	$(6,028)	$(9,403)
Interest paid	$(3,842)	$(758)	$(12,715)	$(3,448)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$-	$-	$191,954	$-

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Net cash provided by operating activities	$24,927	$24,826	$78,107	$112,255
Less: Payments for property and equipment and intangible assets	(1,572)	(4,640)	(10,264)	(12,461)
Add: Interest paid, net of tax	3,458	682	11,444	3,103
Less: Other adjustments (1)	-	510	-	3,531
Unlevered free cash flow	$26,813	$21,378	$79,287	$106,428

(1)	Other adjustments relate to the rationalization of the Company’s global operations.

Revenue	$95,253	$100,104	$260,761	$305,211
Unlevered free cash flow	26,813	21,378	79,287	106,428
Cash conversion	28%	21%	30%	35%

Total revenue	$95,253	$100,104	$260,761	$305,211
Active users at period end (in millions) (1)	143	172	143	172
Average active users (in millions) (2)	136	164	126	159
Three and nine months revenue per average active user	$0.70	$0.61	$2.07	$1.92

	Twelve months ended
	September 30,
	2012	2013
Revenue	$335,060	$400,416
Active users at period end (in millions) (1)	143	172
Average active users (in millions) (2)	125	158
Rolling twelve months revenue per average active user	$2.68	$2.54

(1)
We continue to measure the number of our active users as (i) PCs or mobile devices on which our free software has been downloaded and installed and that have connected to our server at least twice, including at least once in the preceding 30-day period; (ii) have a valid subscription license for our software solutions; or (iii) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.

(2)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Gross profit	$79,911	$80,099	$220,950	$255,343
Add back:
- Share-based compensation	(12)	7	1	32
- Acquisition amortization	1,051	1,898	3,264	4,513
- Other adjustments (1)	-	51	-	44
Non-GAAP adjusted gross profit	$80,950	$82,055	$224,215	$259,932
Revenue	$95,253	$100,104	$260,761	$305,211
Non-GAAP adjusted gross profit margin	85%	82%	86%	85%

Operating expenses	$50,915	$57,719	$151,279	$168,849
Less:
- Share-based compensation	(2,739)	(2,486)	(10,752)	(7,687)
- Acquisition amortization	(831)	(1,497)	(2,666)	(3,490)
- Other adjustments (1)	-	(3,959)	-	(5,167)
Non-GAAP adjusted operating expenses	$47,345	$49,777	$137,861	$152,505

Operating income	$28,996	$22,380	$69,671	$86,494
Add back:
- Share-based compensation	2,727	2,493	10,753	7,719
- Acquisition amortization	1,882	3,395	5,930	8,003
- Other adjustments (1)	-	4,010	-	5,211
Non-GAAP adjusted operating income	$33,605	$32,278	$86,354	$107,427
Revenue	$95,253	$100,104	$260,761	$305,211
Non-GAAP adjusted operating income margin	35%	32%	33%	35%

Other expense, net	$6,383	$556	$17,732	$7,154
Less:
- Other adjustments (1)	-	-	-	(2,643)
Non-GAAP adjusted other expense, net	$6,383	$556	$17,732	$4,511

(1)
Other adjustments between GAAP and non-GAAP measures in the nine months ended September 30, 2013 comprise $2.6 million of accelerated deferred financing costs due to the full voluntary repayment and termination of long-term debt, $2.8 million in charges associated with a litigation settlement, $1.4 million in charges associated with the rationalization of the Company’s global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.0 million in acquisition related charges arising on the PrivacyChoice integration.  In the nine months ended September 30, 2012 the Company did not record any charges related to other adjustments.

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars, except for share data and per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Net income	$18,963	$4,752	$40,916	$50,884
Add back:
- Share-based compensation	2,727	2,493	10,753	7,719
- Acquisition amortization	1,882	3,395	5,930	8,003
- Other adjustments (1)	-	4,010	-	7,854
- Provision (Benefit) for income taxes	3,581	17,072	10,845	28,456
Adjusted profit before taxes	27,153	31,722	68,444	102,916
Less: Tax effect (2)	(3,786)	(2,898)	(9,582)	(12,865)
Non-GAAP adjusted net income	$23,367	$28,824	$58,862	$90,051

Weighted-average shares outstanding - diluted (in thousands)	54,710	55,140	54,231	54,907
Non-GAAP adjusted net income	$23,367	$28,824	$58,862	$90,051
Non-GAAP diluted EPS	$0.43	$0.52	$1.09	$1.64

(1)
Other adjustments between GAAP and non-GAAP measures in the nine months ended September 30, 2013 comprise $2.6 million of accelerated deferred financing costs due to the full voluntary repayment and termination of long-term debt, $2.8 million in charges associated with a litigation settlement, $1.4 million in charges associated with the rationalization of the Company’s global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.0  million in acquisition related charges arising on the PrivacyChoice integration.  In the nine months ended September 30, 2012 the Company did not record any charges related to other adjustments.

(2)
The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge.  In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of 12.5% (2012: 14%) in its financial reporting and future projections to better reflect the core operational changes in the business.  The revised normalized tax rate of 12.5% is approximate and based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges.  The effect of changing from a normalized rate of 14% to 12.5% was an increase of non-GAAP adjusted net income and non-GAAP diluted EPS by $1.6 million and $0.03, respectively, for the three months ended September 30, 2013, of which $1.1 million and $0.02, respectively, related to the six months ended June 30, 2013.

Share-based compensation
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Cost of revenue	12	$(7)	$(1)	$(32)
Research and development	(214)	(376)	(1,274)	(628)
Sales and marketing	(582)	(884)	(1,687)	(1,440)
General and administrative	(1,943)	(1,226)	(7,791)	(5,619)
Share-based compensation	(2,727)	$(2,493)	$(10,753)	$(7,719)

Acquisition amortization
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Cost of revenue	(1,051)	$(1,898)	$(3,264)	$(4,513)
Research and development	(2)	(7)	(6)	(15)
Sales and marketing	(829)	(1,490)	(2,660)	(3,475)
Acquisition amortization	(1,882)	$(3,395)	$(5,930)	$(8,003)
###

AVG TECHNOLOGIES N.V.
Item 2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	2

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME	3

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY	4

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	5

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	6

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	December 31, 2012	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$54,937
Restricted cash	514	797
Trade accounts receivable, net	32,664	30,194
Inventories	702	1,002
Deferred income taxes	24,361	18,829
Prepaid expenses	5,080	6,289
Other current assets	6,684	7,177
Total current assets	121,895	119,225
Property and equipment, net	14,594	16,238
Deferred income taxes	53,805	43,087
Intangible assets, net	41,207	63,269
Goodwill	81,276	86,497
Investment in equity affiliate	-	-
Investments	9,750	160
Other assets	939	6,027
Total assets	$323,466	$334,503

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$10,638
Accrued compensation and benefits	21,575	20,041
Accrued expenses and other current liabilities	28,787	36,342
Current portion of long-term debt	12,226	4,167
Income taxes payable	3,343	5,816
Deferred tax liabilities	1,091	86
Deferred revenue	148,308	157,495
Total current liabilities	224,087	234,585
Long-term debt, less current portion	85,005	35,000
Deferred revenue, less current portion	32,848	32,019
Deferred tax liabilities	-	816
Other non-current liabilities	4,096	6,841
Total liabilities	346,036	309,261
Commitments and contingencies (Note 14)
Shareholders’ (deficit) equity:
Ordinary shares	722	727
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(129,004)
Treasury shares	(3,826)	(7,351)
Accumulated other comprehensive loss	(4,090)	(5,068)
Retained earnings	115,056	165,940
Total shareholders’ (deficit) equity	(22,570)	25,244
Total liabilities and shareholders’ (deficit) equity	$323,466	$334,503

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars – except for share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
Revenue:
Subscription	$49,226	$65,998	$143,210	$183,577
Platform-derived	46,027	34,106	117,551	121,634
Total revenue	95,253	100,104	260,761	305,211
Cost of revenue:
Subscription	(5,794)	(7,660)	(19,597)	(21,309)
Platform-derived	(9,548)	(12,345)	(20,214)	(28,559)
Total cost of revenue	(15,342)	(20,005)	(39,811)	(49,868)
Gross profit	79,911	80,099	220,950	255,343
Operating expenses:
Research and development	(11,833)	(15,072)	(38,981)	(43,863)
Sales and marketing	(22,298)	(25,002)	(63,710)	(71,568)
General and administrative	(16,784)	(17,645)	(48,588)	(53,418)
Total operating expenses	(50,915)	(57,719)	(151,279)	(168,849)
Operating income	28,996	22,380	69,671	86,494
Other income (expense):
Interest income	26	19	91	67
Interest and finance costs	(5,914)	(835)	(15,842)	(7,555)
Other, net	(495)	260	(1,981)	334
Other income (expense), net	(6,383)	(556)	(17,732)	(7,154)
Income before income taxes and loss from investment in equity affiliate	22,613	21,824	51,939	79,340
Income tax (provision) benefit	(3,581)	(17,072)	(10,845)	(28,456)
Loss from investment in equity affiliate	(69)	-	(178)	-
Net income	$18,963	$4,752	$40,916	$50,884
Other comprehensive income (loss), net of tax:
Currency translation gain (loss), net of tax	$723	$(906)	$1,195	$(978)
Other comprehensive income (loss)	723	(906)	1,195	(978)
Comprehensive income	$19,686	$3,846	$42,111	$49,906

Earnings per share:
Net income	$18,963	$4,752	$40,916	$50,884
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders – basic	$18,963	$4,752	$40,163	$50,884
Net income available to ordinary shareholders – diluted	$18,963	$4,752	$40,916	$50,884
Earnings per ordinary share – basic	$0.35	$0.09	$0.77	$0.94
Earnings per ordinary share – diluted	$0.35	$0.09	$0.75	$0.93
Weighted-average shares outstanding – basic	54,232,743	54,568,035	51,850,912	54,362,375
Weighted-average shares outstanding – diluted	54,710,323	55,140,477	54,231,072	54,907,175
Cash dividends declared per ordinary share	$-	$-	$-	$-
Cash dividends declared per preferred share	$-	$-	$0.21	$-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(in thousands of U.S. dollars – except for share data)

	Ordinary shares	Additional paid in capital (Distributions in excess of capital)	Treasury shares	Retained earnings	Accumulated other comprehensive income (loss)	Total share-holder’s (deficit) equity
Balances, December 31, 2012	$722	$(130,432)	$(3,826)	$115,056	$(4,090)	$(22,570)
Net income	-	-	-	50,884	-	50,884
Other comprehensive income (loss), net of tax income of $163:					(978)	(978)
Exercise of share options	5	(4,849)	13,061	-	-	8,217
Repurchase of own shares	-	-	(16,586)	-	-	(16,586)
Share-based compensation	-	6,277	-	-	-	6,277
Balances, September 30, 2013	$727	$(129,004)	$(7,351)	$165,940	$(5,068)	$25,244

The 54,385,951 ordinary shares in issue at January 1, 2013 were increased by 377,200 on the exercise of share options, resulting in 54,763,151 ordinary shares in issue at September 30, 2013.

The 366,797 ordinary shares were held in treasury at January 1, 2013 were reduced by 813,071 ordinary shares used to satisfy the exercise of share options and were increased by 766,393 ordinary shares repurchased and transferred to treasury, resulting in 320,119 ordinary shares held in treasury at September 30, 2013.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
	Nine months ended September 30,
	2012	2013
OPERATING ACTIVITIES:
Net income	$40,916	$50,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,652	17,173
Share-based compensation	10,753	7,720
Deferred income taxes	3,487	15,302
Change in the fair value of contingent consideration liabilities	(332)	1,146
Amortization of financing costs and loan discount	3,512	4,048
Loss from investment in equity affiliate	178	-
Loss (gain) on sale of property and equipment	(50)	(128)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(8,629)	3,147
Inventories	(42)	(300)
Accounts payable and accrued liabilities	8,089	8,821
Accrued compensation and benefits	488	(1,822)
Deferred revenue	9,540	6,999
Income taxes payable	(803)	2,401
Other assets	(1,468)	(567)
Other liabilities	(184)	(2,569)
Net cash provided by operating activities	78,107	112,255
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(10,264)	(12,461)
Proceeds from sale of property and equipment	83	187
Cash payments for acquisitions, net of cash acquired	(4,447)	(27,686)
Purchase of investment in debt securities	-	(160)
Proceeds from sale of investment	-	9,750
Decrease (increase) in restricted cash	(527)	(4,617)
Net cash used in investing activities	(15,155)	(34,987)
FINANCING ACTIVITIES:
Payment of contingent consideration	(11,240)	(398)
Payment of deferred purchase consideration	(1,900)	-
Proceeds of credit agreement	-	75,000
Debt issuance costs	-	(1,010)
Repayments on principal on current credit agreement	-	(35,833)
Repayment of principal on former credit facility	(76,050)	(100,863)
Proceeds from issuance of ordinary shares	64,000	-
Share issuance costs	(8,302)	-
Dividends paid	(2,555)	-
Excess tax benefit	674	-
Proceeds from exercise of share options	347	8,217
Repurchases of share rights and options from employees	(1,022)	(2,906)
Repurchase of own shares	(3,869)	(16,586)
Net cash provided by (used in) financing activities	(39,917)	(74,379)
Effect of exchange rate fluctuations on cash and cash equivalents	2,928	158
Change in cash and cash equivalents	25,963	3,047
Beginning cash and cash equivalents	60,740	51,890
Ending cash and cash equivalents	$86,703	$54,937
Supplemental cash flow disclosures:
Income taxes paid	$(6,028)	$(9,403)
Interest paid	$(12,715)	$(3,448)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$191,954	$-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1.	Organization and basis of presentation and business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A.  The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated interim financial statements include the financial results and position of the Company and of its wholly owned subsidiaries (collectively “AVG”).

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2012 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements.  However, AVG believes that the disclosures are adequate to make the information presented not misleading.  These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2012.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of September 30, 2013 and results of its operations for the three and nine months ended September 30, 2012 and 2013, statement of shareholders’ equity for the nine months ended September 30, 2013, and cash flows for the nine months ended September 30, 2012 and 2013.  The interim results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.  Certain reclassifications have been made to prior year’s cash flows statements to reflect the current year’s presentation, which conforms to the Company's audited financial statements as of December 31, 2012.  The reclassification consisted of restricted cash movement of $527 from financing activities to investing activities and 2012 dividends received of $339 from investing activities to operating activities.

Business

AVG is primarily engaged in the development and sale of online service solutions and internet security software branded under the AVG name.

As of September 30, 2013, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012, except for the incorporation of AVG Technologies Canada Inc. in Canada during June 2013 and the merger of GAVT CZ a.s. with another subsidiary of the Company.

AVG TECHNOLOGIES N.V.

Note 2.	Summary of significant accounting policies

There have been no changes in AVG’s significant accounting policies for the nine months ended September 30, 2013 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012, except for the adoption of a new accounting policy as described below.

Share-based compensation

Compensation costs for restricted share units are measured based on the closing fair market value of the Company’s ordinary shares on the date of grant, net of estimated forfeitures.  Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Recent accounting pronouncements adopted as of September 30, 2013

Disclosures about offsetting assets and liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to Accounting Standards Codification (“ASC”) Topic 210, Balance Sheet: Disclosures about Offsetting Assets and Liabilities.  This Accounting Standards Update (“ASU”) 2011-11 requires new disclosures that enable users of financial statements to understand significant quantitative differences in balance sheets prepared under U.S. GAAP related to the offsetting of financial instruments.  In January 2013, the FASB issued ASU 2013-01 related to ASC Topic 210, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.  The amendments limit the scope of ASU 2011-11 to certain derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting agreement or similar agreement.  Both ASU 2011-11 and ASU 2013-01 are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years.  The adoption of these amendments did not have a material impact on the presentation of the Company’s consolidated financial statements and as such no disclosures are required.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02 related to ASC Topic 220, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  This guidance sets the presentation requirements related to the reclassifications out of accumulated other comprehensive income.  The ASU is effective in fiscal years, and interim periods within those years, beginning after December 15, 2012.  The adoption of this amendment did not have a material impact on the presentation of the Company’s consolidated financial statements.

Technical corrections and improvements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e. relatively minor corrections and clarifications) and conforming fair value amendments to the FASB Accounting Standards Codification.  AVG adopted this ASU and did not identify a material impact on the consolidated financial statements.

Note 3.	Acquisitions

Purchase of the business of Angle Labs

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. acquired the assets and liabilities of Angle Labs, a mobile application developer based in the United States.  The results of operations from the acquired Angle Labs business were included in the consolidated statements of comprehensive income from the date of acquisition.  Supplemental pro forma information for Angle Labs is not material to the Company’s financial results and therefore is not included.  AVG incurred

AVG TECHNOLOGIES N.V.

acquisition-related transaction costs of $55 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets, excluding intangible assets	$50
Intangible assets (1)	3,170
Goodwill	-
Total purchase consideration	$3,220

(1)	Intangible assets included developed technology of $3,170, which is amortized over its estimated useful life of three years.

Components of consideration:
Cash consideration paid	$2,865
Deferred purchase consideration (2)	355
$3,220

(2)	The purchase consideration was deferred for a period of 24 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

At the time of acquisition AVG also entered into employment agreement with an employee of Angle Labs.  The acquisition agreement included an incentive compensation arrangement for this employee for up to a maximum of $350 of payments contingent upon this employee providing continued service to AVG for twelve months after the acquisition date.  Such payments are accounted for as compensation expense in the periods earned.  During the three and nine months ended September 30, 2013, AVG recorded a compensation expense of $87 and $233, respectively, which was included in research and development expenses.

Purchase of the business of PrivacyChoice LLC

On May 14, 2013, AVG Netherlands B.V. acquired certain assets and liabilities from PrivacyChoice LLC (“PrivacyChoice”), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses.  The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition.  Supplemental pro forma information for PrivacyChoice was not material to AVG’s financial results and was therefore not included.  AVG incurred acquisition-related transaction costs of $66 which were recorded in general and administrative expenses.

Since the third party appraisal is still in progress, the net assets acquired in the transaction were provisionally determined as follows:

Net assets, excluding intangible assets	$-
Intangible assets (1)	3,050
Goodwill (2)	790
Total purchase consideration	$3,840

(1)	Intangible assets included developed technology of $3,000 and other intangible assets of $50, which are amortized over their estimated useful lives of five and three years respectively.

(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of PrivacyChoice technology with the Company’s existing solutions.

AVG TECHNOLOGIES N.V.

Components of consideration:
Cash consideration paid	$3,200
Deferred purchase consideration (3)	640
$3,840

(3)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

At the time of acquisition AVG also entered into employment agreement with certain employees of PrivacyChoice.  The acquisition agreement included an incentive compensation arrangement for these employees for up to a maximum of $2,560 of payments contingent upon these employees providing continued service to AVG and achieving certain technical milestones within twelve months after the acquisition date.  Such payments are accounted for as compensation expense in the periods earned.  During the three and nine months ended September 30, 2013, AVG recorded a compensation expense of $640 and $960, respectively, which was included in research and development expenses.

Purchase of the business of LPI Level Platforms Inc.

On June 28, 2013, AVG Netherlands B.V. and AVG Technologies Canada Inc. acquired certain assets and liabilities from LPI Level Platforms Inc. (“LPI”), a remote monitoring and management software company based in Canada.  The results of operations of the acquired LPI business were included in the consolidated statements of comprehensive income from the date of acquisition.  Supplemental pro forma information for LPI is not material to AVG’s financial results and therefore is not included.  AVG incurred acquisition-related transaction costs of $302 which were recorded in general and administrative expenses.  Since the purchase appraisal is still in progress, the net assets acquired in the transaction were provisionally determined as follows:

Net assets, excluding intangible assets	$1,001
Intangible assets (1)	19,310
Goodwill (2)	3,513
Deferred tax liability	(406)
Total purchase consideration	$23,418

(1)	Intangible assets included developed technology of $8,560 and customer relationships of $10,750, which are amortized over their estimated useful lives of five years.

(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of LPI’s technology with the Company’s existing solutions and LPI’s workforce.

Components of consideration:
Cash consideration paid	$20,130
Deferred purchase consideration (3)	3,288
$23,418

(3)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

Purchase of the business of ASR Technologies AB

On September 2, 2013, AVG Netherlands B.V. acquired certain assets from ASR Technologies AB, a Swedish company, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”).  The results of operations of the acquired ASR business were included in the consolidated statements of comprehensive income from the date of acquisition.  Supplemental pro forma information for ASR

AVG TECHNOLOGIES N.V.

is not material to AVG’s financial results and therefore is not included.  AVG incurred acquisition-related transaction costs of $45 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were provisionally determined as follows:

Net assets, excluding intangible assets	$-
Intangible assets (1)	2,341
Goodwill	-
Total purchase consideration	$2,341

(1)	Intangible assets included developed technology of $2,341 amortized over its estimated useful life of three years.

Components of consideration:
Cash consideration paid	$1,491
Deferred purchase consideration (2)	850
$2,341

(2)	The purchase consideration was deferred for the period of 24 months after the acquisition date and serves as a partial remedy for the indemnification obligations.

At the time of acquisition AVG also engaged ASR to complete certain technical milestones.  The acquisition agreement included an incentive compensation arrangement for ASR for up to a maximum of $459 of payments contingent upon achieving these technical milestones within nine months after the acquisition date.  Such payments are accounted for as compensation expense in the periods earned.  During the three and nine months ended September 30, 2013, AVG recorded a compensation expense of $51 and $51, respectively, which was included in research and development expenses.

Note 4.	Intangible assets

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted-average remaining useful life
Customer relationships	$15,600	$(6,304)	$9,296	4.0 years
Developed technology	25,821	(12,133)	13,688	4.0 years
Software	18,208	(7,737)	10,471	5.0 years
Brand and domain names and other intangibles	9,867	(2,418)	7,449	6.5 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$69,799	$(28,592)	$41,207

	September 30, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted-average remaining useful life
Customer relationships	$26,563	$(8,818)	$17,745	4.0 years
Developed technology	44,467	(17,016)	27,451	3.5 years
Software	21,803	(10,803)	11,000	3.5 years
Brand and domain names and other intangibles	9,475	(2,705)	6,770	6.0 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$102,611	$(39,342)	$63,269

AVG TECHNOLOGIES N.V.

The major additions relate to developed technologies and customer relationships acquired through business acquisitions (Note 3) and asset purchases (Note 6). The major software additions relate to a new customer platform.

Amortization expense was $2,713 and $4,686 in the three months ended September 30, 2012 and 2013, respectively and $8,027 and $11,246 in the nine months ended September 30, 2012 and 2013, respectively.

As of September 30, 2013, intangible assets with a carrying value of $27,197 have been pledged as collateral to the long term debt (Note 9).

Total future amortization expense for intangible assets that have definite lives, based upon AVG’s existing intangible assets and their current estimated useful lives as September 30, 2013, is estimated as follows:

Remainder of financial year 2013	$4,841
2014	18,350
2015	15,689
2016	11,724
2017	7,798
Thereafter	4,564
Total	$62,966

Note 5.	Goodwill

The changes in the carrying amount of goodwill are as follows:

Net balance as of January 1, 2013	$81,276
Goodwill acquired through acquisitions (1)	4,303
Effects of foreign currency exchange	918
Net balance as of September 30, 2013 (2)	$86,497

(1)	See Note 3 for acquisitions completed in the nine months ended September 30, 2013.

(2)	There were no accumulated goodwill impairment losses as of September 30, 2013.

Note 6.	Investment in equity affiliate

On October 26, 2010, AVG acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash.  Zbang was a developer of an integrated online communication application.

AVG accounted for its investment in Zbang under the equity method of accounting, which was nil as of December 31, 2012.  At December 31, 2012, Zbang owed AVG $1,177, including accrued interest of $52, under an unsecured loan agreement.  In December 2012, AVG commenced negotiations to purchase Zbang’s technology and hire its developers and sell its minority share in Zbang.  On March 28, 2013, AVG purchased the technology for $1,420 and sold its minority share in Zbang for one U.S. dollar.  The purchase consideration payable was off-set with the outstanding loan.

Note 7.	Investments

On November 25, 2011, AVG consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing.  In addition, on November 25, 2011, AVG entered into a put and call agreement with Scene.  AVG decided not to exercise the put option.  During a three-month period beginning on

AVG TECHNOLOGIES N.V.

March 1, 2013, Scene had the option to purchase AVG’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to AVG.  Additional amounts may be owed to AVG if Scene undertakes a change in control transaction during the one year period following the delivery of the call notice.

Scene exercised its call option and on May 31, 2013, Scene repurchased AVG’s interest at $9,750 and AVG derecognized the investment in Scene in the same amount.

AVG received no distributions in the three months ended September 30, 2012 and 2013, respectively and $339 and $225 in the nine months ended September 30, 2012 and 2013, respectively, which were recorded as dividend income in other income (expense).

During the three months ended September 30, 2013, the Company acquired a 10% share in Wireless Interactions & NFC Accelerator 2013 B.V. for cash consideration of $160.  The Company accounted for this share as cost-method investment.

Note 8.	Related party transactions

Zbang It Ltd.

AVG had related party transactions with Zbang, which constitute purchase of Zbang’s technology and termination of the financing arrangement described in Note 6.

Note 9.	Debt

Credit agreement

On April 25, 2013, the Company entered into a new credit agreement with HSBC Bank plc, as mandated lead arranger and agent.  The credit agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B of another $25,000 or $50,000 with the agreement of the lender(s).  Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used to finance the general corporate purposes of the Company.

Facility A must be repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which is in six months from the date of the credit agreement.  Facility A bears interest at a LIBOR rate plus 2.5% and is payable monthly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus 2.5%, subject to specified consolidated financial ratios, and is payable in arrears.  The standard interest periods agreed are one, two, three and six months or any other period upon acceptance by the lender(s).

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio.  As of September 30, 2013, the Company was in compliance with all required covenants.

Collateral to the credit agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging AVG to also pledge new assets according to the criteria set.  Certain property and equipment with a carrying value of $6,200, intangible assets with a carrying value of $27,197 (Note 4), as well as cash and cash equivalents amounting to $30,835 have been pledged as collateral to the credit agreement as of September 30, 2013.

AVG TECHNOLOGIES N.V.

In connection with credit agreement, AVG paid fees of $1,106.  These fees are presented as deferred charges and are being amortized to interest expense over the remaining term of the credit agreement using the effective interest rate method.

During the quarter ended September 30, 2013, the Company repaid $15,000 on Facility B.

As of September 30, 2013, the mandatory principal payments under the credit agreement were as follows:

Remainder of financial year 2013	$4,167
2014	-
2015	-
2016	35,000
Total	$39,167

At September 30, 2013, committed undrawn amounts available under the credit agreement were $15,000.

Previous credit facility

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions.  The credit facility provided a $235 million loan that was unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and further collateral was given by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold.  The credit facility bore interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%.  Interest on the loan was payable in arrears.

The credit facility was fully drawn down with net cash proceeds of $223,754 received after deducting the issuance costs of $11,246, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the credit facility.  The proceeds AVG Technologies N.V. received were used to pay dividends to the Company’s shareholders.

In connection with certain amendments made to the credit facility, AVG paid fees to the lenders of $423 in 2011. These fees were amortized as an adjustment of interest expense over the remaining term of the credit facility using the interest method.

As of December 31, 2012, the outstanding principal and unamortized deferred financing costs amounted $100,863 and $3,632, respectively.

On April 25, 2013, the Company fully repaid the outstanding balance and terminated the credit facility.  The related unamortized deferred finance cost of $2,643 was expensed.

Note 10.	Fair value measurements

AVG measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value.  Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

AVG TECHNOLOGIES N.V.

•
Level 2:  Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3:  Unobservable inputs reflecting AVG’s own assumptions incorporated in valuation techniques used to determine fair value.  These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes AVG’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$-	$40	$-	$40
Total assets measured at fair value	$-	$40	$-	$40

Liabilities:
Contingent purchase consideration liabilities (2)	$-	$-	$3,395	$3,395
Total liabilities measured at fair value	$-	$-	$3,395	$3,395

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$-	$-	$-	$-
Total assets measured at fair value	$-	$-	$-	$-

Liabilities:
Foreign currency contracts (1)	-	7	-	7
Contingent purchase consideration liabilities (2)	$-	$-	$4,139	$4,139
Total liabilities measured at fair value	$-	$7	$4,139	$4,146

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

(2)
The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

AVG TECHNOLOGIES N.V.

The following table sets forth a summary of changes in the fair value of AVG’s Level 3 financial liabilities:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Fair value - beginning of period	$12,829	$4,126	$12,835	$3,395
Additions due to acquisitions	100	-	100	-
Change in fair value of Level 3 liabilities (3)	(600)	159	(332)	1,146
Effects of foreign currency exchange	(195)	27	(469)	(4)
Payments of contingent consideration	(11,240)	(173)	(11,240)	(398)
Fair value - end of period	$894	$4,139	$894	$4,139

(3)
The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

As a result of a restructuring (Note 13), AVG concluded that the fair value of the software and property and equipment held by subsidiaries located in Germany, Hong Kong and China was nil and recorded an asset impairment of $1,286 as of December 31, 2012, since the future estimated cash flow on assets was nil.  The fair value amounts were derived using the income approach, which required Level 3 inputs such as estimated future cash flows.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of AVG’s investment in Scene as of December 31, 2012, was estimated at $9,750. AVG classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement used in the valuation of the investment. The valuation reflected variables such as Scene’s then capital structure and the terms of the investment including put and call options.

The carrying amount of long-term debt as of September 30, 2013 of $39,167 approximates its fair value.  The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions).  Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate.  Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2012, was $100,611 as compared to its carrying amount of $97,231. The fair value of the long-term debt was estimated through Level 2 of the fair value hierarchy (average quoted price in the over-the counter-market).

AVG TECHNOLOGIES N.V.

Note 11.	Consolidated balance sheet detail

Prepaid expenses

Prepaid expenses consist of the following:

	December 31, 2012	September 30, 2013
Prepaid marketing and advertising	$535	$472
System licensing and maintenance	1,224	3,332
Prepaid insurance	431	495
Prepaid rent	1,529	828
Unamortized deferred financing costs	-	62
Other	1,361	1,100
Total prepaid expenses	$5,080	$6,289

Other non-current assets

The carrying amount of other non-current assets is composed of the following:

	December 31, 2012	September 30, 2013
Restricted cash	$-	$4,334
Prepayments	731	729
Unamortized deferred financing costs	-	676
Deposits (office lease)	208	288
Total other non-current assets	$939	$6,027

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31, 2012	September 30, 2013
Deferred rent	$1,746	$1,497
Deferred purchase consideration	-	5,133
Contingent purchase consideration	1,354	-
Cash settlement payable to the former owners of TuneUp (Note 17)	883	-
Other	113	209
Total other non-current liabilities	$4,096	$6,839

AVG TECHNOLOGIES N.V.

Note 12.	Other income (expense), net

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
Interest income	$26	$19	$91	$67

Interest on long-term debt	$(3,683)	$(512)	$(12,168)	$(3,280)
Amortization of financing costs and loan discount	(2,179)	(203)	(3,512)	(4,048)
Bank charges and other finance costs	(52)	(120)	(162)	(227)
Interest and finance costs	$(5,914)	$(835)	$(15,842)	$(7,555)

Foreign currency exchange transaction gains (losses), net	$(368)	$280	$(2,408)	$151
Foreign currency contract gains (losses), net	(129)	(20)	86	(46)
Dividend income	-	-	339	225
Other	2	-	2	4
Other, net	$(495)	$260	$(1,981)	$334

Total other income (expense), net	$(6,383)	$(556)	$(17,732)	$(7,154)

Note 13.	Restructuring

During the financial year 2012, AVG initiated the rationalization of AVG’s global operations, involving a wind down of the operations of its subsidiaries in Germany, China and Hong Kong, while their business activities were absorbed by other AVG entities.  AVG completed this rationalization of operations during the second quarter of financial year 2013.

Restructuring related costs and change in estimates in the three and nine months ended September 30, 2013 totaled $562 and $1,443, respectively, including $445 and $1,365, respectively, related to severance and other benefits and $117 and $78, respectively, related primarily to closure and other contractual liabilities.  From these restructuring costs incurred in the three and nine months ended September 30, 2013, $256 and $887, respectively, was included in sales and marketing, $47 and $162, respectively, in research and development, $208 and $350, respectively in general and administrative and $51 and $44, respectively in cost of revenue.

The following table summarizes the changes in the related liabilities:

	Severance and other benefits	Closure and other contractual liabilities	Total
Balance at January 1, 2013	$2,523	$993	$3,516
Costs incurred and charged to expense	1,365	186	1,551
Costs paid or otherwise settled	(3,696)	(410)	(4,106)
Changes in estimates	-	(108)	(108)
Effects of foreign currency exchange	(4)	12	8
Balance at September 30, 2013	$188	$673	$861

Cumulative costs incurred to date	$4,250	$1,053	$5,303

AVG TECHNOLOGIES N.V.

Note 14.	Commitments and contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022.  Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives.  Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable.  Rent expense was $1,836 and $1,608 in three months ended September 30, 2012 and 2013, respectively and $4,615 and $5,174 in the nine months ended September 30, 2012 and 2013, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of September 30, 2013:

	Lease	Sublease income	Net lease
Remainder of financial year 2013	$1,930	$(91)	$1,839
2014	6,907	(535)	6,372
2015	5,633	(535)	5,098
2016	4,052	(380)	3,672
2017	2,699	(176)	2,523
Thereafter	5,162	-	5,162
Total minimum future lease payments	$26,383	$(1,717)	$24,666

Purchase obligations

AVG has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus AVG expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of September 30, 2013:

Remainder of financial year 2013	$1,012
2014	1,666
2015	653
2016	144
2017	144
Thereafter	144
Total minimum future purchase obligations	$3,763

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities.  AVG recognized such compensation expense of $1,670 and $2,046 during the three months ended September 30, 2012 and 2013, respectively and recorded such expense of $4,306 and $5,940 during the nine months ended September 30, 2012 and 2013, respectively.  As of September 30, 2013, AVG estimated that future compensation expense of up to $5,351 may be recognized as expense pursuant to these business combination agreements.

AVG TECHNOLOGIES N.V.

Litigation contingencies

On May 22, 2012, AVG received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australian-based provider as defendant.  On August 14, 2013 the parties agreed to a settlement in principle and as a consequence AVG estimated and recorded a liability of $2,600.  In relation to this, AVG also estimated and recorded a receivable of $1,000 from the Australian-based provider.

In addition, AVG is involved in other legal proceedings, disputes and claims in the ordinary course of business.  While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 15.	Geographic and major customer information

AVG operates in one reportable segment.  Revenues are attributed to countries based on the location of AVG’s channel partners as well as end-users of AVG.

The following table represents revenue attributed to countries based on the location of end-users:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Revenue:
United States	$47,693	$49,919	$132,468	$149,164
United Kingdom	14,774	13,556	41,977	43,596
Other countries (1)	32,786	36,629	86,316	112,451
Total	$95,253	$100,104	$260,761	$305,211

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of end-users:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Revenue:
Americas	$53,810	$55,871	$149,016	$167,777
EMEA	36,299	37,620	97,570	117,378
Asia Pacific	5,144	6,613	14,175	20,056
Total	$95,253	$100,104	$260,761	$305,211

The table below lists AVG’s property and equipment, net, by country.

	December 31, 2012	September 30, 2013
Long-lived assets:
Czech Republic	$10,980	$11,680
United States	2,344	2,786
Other countries (1)	1,270	1,772
	$14,594	$16,238

(1)	No individual country represented more than 10% of the respective totals.

AVG TECHNOLOGIES N.V.

The table below lists AVG’s property and equipment, net, by region.

	December 31, 2012	September 30, 2013
Long-lived assets:
Americas	$2,344	$2,996
EMEA	12,087	13,001
Asia Pacific	163	241
	$14,594	$16,238

Major customers

Revenues in the three and nine months ended September 30, 2012 and 2013 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
Business partner:
Yahoo!	-	10%	-	7%
Google	48%	24%	44%	32%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31, 2012	September 30, 2013
Business partner:
Yahoo!	-	26%
Google	36%	23%

Note 16.	Ordinary shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2012
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,019,154	$722
Total	120,000,000	54,385,951	54,019,154	$722

	September 30, 2013
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	54,443,032	$727
Total	120,000,000	54,763,151	54,443,032	$727

On April 30, 2013, the Company issued 377,200 ordinary shares as a result of the agreement with the former owners of TuneUp described in Note 17.

AVG TECHNOLOGIES N.V.

Treasury shares

During the nine months ended September 30, 2013, the Company issued 813,071 treasury shares, of which 169,912 treasury shares were issued to the former owners of TuneUp and 643,159 treasury shares were issued upon exercise of share options.

During the nine months ended September 30, 2013, the Company purchased 766,393 ordinary shares through the share repurchase program described below and held these shares in treasury.

As at September 30, 2013 there were 320,119 shares held in treasury at a carrying value of $7,351.

Share repurchase program

The Company has entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 17).  Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 2,500,000 ordinary shares. The share repurchase program was authorized by the Company's shareholders on January 12, 2012 and approved by the supervisory board on May 7, 2013.

Pursuant to this program, the Company entered into an arrangement to repurchase, between June 19, 2013 and November 9, 2013, from both open market and privately negotiated transactions, between 1,000,000 and 1,500,000 ordinary shares.  This arrangement does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed periods.

The following table summarizes the Company’s share repurchases:

Nine months ended September 30, 2013

Total number of shares repurchased	766,393
Dollar amount of shares repurchased	$16,586
Average price paid per share	$21.64
Range of price paid per share	$18.34 – 26.16

Note 17.	Share-based compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Cost of revenue	$(12)	$7	$1	$32
Research and development	214	376	1,274	628
Sales and marketing	582	884	1,687	1,440
General and administrative	1,943	1,226	7,791	5,619
Total	$2,727	$2,493	$10,753	$7,719

AVG TECHNOLOGIES N.V.

Share options

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures.  Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience.  The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, AVG may be required to record adjustments to share-based compensation expense in future periods.  Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Restricted share units

On May 7, 2013 the Supervisory Board of the Company approved and adopted an appendix to the Amended and Restated 2013 Option Plan designed to grant restricted stock unit awards on the Company's shares to certain employees of, or other persons having business relationships with, the Company.  Generally, the restricted share units generally vest based on 4 years of continuous service.

Restricted stock units can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders.  Participants shall have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares.  Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award.  Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

Market restricted share units

During the quarter ended September 30, 2013, the Company granted 100,000 market restricted stock units (“market RSU’s”) to its chief executive officer (“CEO”) at a grant date fair value of $5.56.  Subject to the CEO’s continued service to the Company, the market RSUs will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement, (the “Share Price Goal”), provided that (i) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (ii) the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

The fair value and requisite service period of the market RSU’s was calculated using the Monte Carlo method.  The inputs for expected volatility, expected dividends, and risk-free rate used in estimating the fair value and requisite service period of the market RSU’s are the same as those used to calculate the fair value of options issued under the employee share option plan.

Share option, restricted stock unit and market restricted stock unit activity

As of September 30, 2013, total compensation cost related to unvested share options, restricted stock units and market restricted stock units granted to employees not yet recognized was $24,318 net of estimated forfeitures.  This cost will be amortized to expense over a weighted-average remaining period of 2.21 years and will be adjusted for subsequent changes in estimated forfeitures.

The following tables summarize respectively the options, restricted stock units and market restricted stock units granted in the nine months ended September 30, 2013, with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

AVG TECHNOLOGIES N.V.

Grant Date	Number of options granted	Exercise price	Ordinary shares fair value per share at grant date	Intrinsic value
April 26, 2013	696,330	$16.18	$16.18	$-
June 19, 2013	250,000	$18.46	$18.46	$-
August 5, 2013	136,500	$22.51	$22.51	$-
September 24, 2013	420,000	$25.72	$25.72	$-

The weighted-average fair value (per share) of share options at grant date was $11.21.  During the nine months ended September 30, 2013, 658,415 share options were exercised, 4,166 share options were repurchased, 93,707 share options expired and 293,353 share options were forfeited.

Grant Date	Number of restricted stock units granted	Ordinary shares fair value per share at grant date	Intrinsic value
April 22, 2013	450,000	$13.26	$5,967
September 24, 2013	400,000	$25.72	$10,288

Grant Date	Number of market restricted stock units granted	Ordinary shares fair value per share at grant date	Intrinsic value
September 24, 2013	100,000	$5.56	$556

Subsequent to September 30, 2013, AVG’s former management board member Mr. J. Giamatteo resigned as an employee of AVG.  As a consequence, 200,000 options and 150,000 restricted stock units forfeited that day, which is not reflected above.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners.  As a result of this modification, the remaining unvested share-based compensation was accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares.  The cash will be settled in three installments that are due in January 2013, August 2013 and August 2014, for respectively €2.1 million, €1.1 million and €1.1 million.

In the fourth quarter of 2012, one of the former owners ceased employment, which triggered accelerated vesting under the modified terms of the award, and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed.  In the first quarter of 2013, the second former owner ceased employment as well, hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

During the three and nine months ended September 30, 2012, the Company recognized compensation expense of $1,421 and $5,309, respectively. During the three and nine months ended September 30, 2013, the Company recognized compensation expense of nil and $3,133 primarily relating to the acceleration, respectively, which was included in general and administrative expenses.  As of September 30, 2013, the Company has a liability of $2,912 in relation to the cash-settlements as described above.  All shares issuable to the former owners of TuneUp were issued on April 30, 2013 (Note 16).

AVG TECHNOLOGIES N.V.

Note 18.	Income taxes

AVG recorded income tax expense of $3,581 (15.9 percent effective tax rate) and $17,072 (78.2 percent effective tax rate) in the three months ended September 30, 2012 and 2013, respectively, and $10,845 (21.0 percent effective tax rate) and $28,456 (35.9 percent effective tax rate) during the nine months ended September 30, 2012 and 2013, respectively.

In the course of the three months ended September 30, 2013, AVG completed its efforts of centralizing all intellectual property in the Netherlands and consequently implemented changes in its intercompany transfer pricing methodology.  As a consequence, it is expected that AVG’s future consolidated effective tax rate will decrease to approximately 2% to 3% above the effective Dutch tax rate of 10%.  The effective Dutch tax rate is significant lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regime in the Netherlands.

Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized.  Due to the centralizing of all intellectual property to the Netherlands and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly resulting in an estimated increase of the income tax expense of $17,653 for the full fiscal year 2013.

Additional differences in the effective tax rates between 2012 and 2013 are a lower valuation allowance expected in the current year as a result of income in historical loss jurisdictions, changes in the mix of jurisdictional, earnings, and minor discrete items.

Note 19.	Earnings per share

In accordance with ASC 260 Earnings Per Share, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period.  Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive.  Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method).

AVG TECHNOLOGIES N.V.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Numerator:
Net income	$18,963	$4,752	$40,916	$50,884
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders - basic	$18,963	$4,752	$40,163	$50,884
Preferred share dividends	-	-	753	-
Net income available to ordinary shareholders - diluted	$18,963	$4,752	$40,916	$50,884

Denominator:
Weighted-average ordinary shares outstanding – basic	54,232,743	54,568,035	51,850,912	54,362,375
Potential ordinary shares	477,580	572,442	2,380,160	544,800
Weighted-average ordinary shares outstanding – diluted	54,710,323	55,140,477	54,231,072	54,907,175
Earnings per ordinary share – basic	$0.35	$0.09	$0.77	$0.94
Earnings per ordinary share – diluted	$0.35	$0.09	$0.75	$0.93

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013

Performance restricted stock units	-	6,522	-	2,174
Options to purchase ordinary shares	3,061,402	1,107,738	2,427,969	1,370,004
Anti-dilutive shares	3,061,402	1,114,260	2,427,969	1,372,178

Note 20.	Subsequent events

AVG has evaluated subsequent events through the date the interim financial statements were issued.

In November 2013, AVG initiated a review of its third-party distribution platform activities.  Third-party distribution represented approximately 27.5% of platform revenue, and approximately 9% of overall revenue, in the three months ended September 30, 2013.  The Company plans to evaluate potential options to exit from third-party distribution activities over the coming quarters.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: November 7, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director